UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-166895-02

BA MASTER CREDIT CARD TRUST II (Exact name of issuing entity as specified in its charter)

c/o BA Credit Card Funding, LLC, 214 North Tryon Street, Charlotte, NC 28255
(980) 683-4915
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series 1997-B Certificates (Title of each class of securities covered by this form)

None(1) (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [ ] Rule 12g-4(a)(2) [ ] Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ] Rule 15d-6 [ ] Rule 15d-22(b) [X]

Approximate number of holders of record as of the certification or notice date: Zero (0).(2)

Pursuant to the requirements of the Securities Exchange Act of 1934, BA Master Credit Card Trust II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 11, 2012
BA MASTER CREDIT CARD TRUST II (Issuing Entity) FIA CARD SERVICES, NATIONAL ASSOCIATION (Servicer)
By: /s/ Michelle D. Dumont
Name: Michelle D. Dumont
Title: Senior Vice President

(1) The BA Master Credit Card Trust II has one class of SEC-registered securities that remains outstanding (the Series 2001-D Collateral Certificate), which serves as the primary asset of the BA Credit Card Trust. In accordance with relevant regulations of the Securities and Exchange Commission, annual and other reports filed under the Central Index Key (CIK) number (0001128250) for the BA Credit Card Trust are deemed to satisfy any reporting obligation relating to the Series 2001-D Collateral Certificate. As a result, no separate annual or other reports relating to the Series 2001-D Collateral Certificate need to be filed under the CIK number for the BA Master Credit Card Trust II.

(2) On March 15, 2012, holders of the Series 1997-B Certificates were paid in full and such certificates no longer remain outstanding.